FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated August 5, 2003

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 5, 2003

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich Telephone +41-1-333 8844 Fax +41-1-333 8877 e-mail media.relations@credit-suisse.com

Credit Suisse Group to Change Stock Option Practices: Will Begin Expensing Options and Reduce Level of Options Outstanding

Zurich, August 5, 2003 – The Board of Directors of Credit Suisse Group has decided to adopt a fair value method of expensing future option awards as of the financial year 2003 and to modify its practice with regard to the use of options.

Option awards will continue to be part of Credit Suisse Group’s compensation plans as a means of aligning employee and shareholder interests and retaining key personnel, but at a lower level than in recent years.

Moreover, to further reduce the current level of options outstanding, the Board has decided to launch an Option Reduction Program. This program will allow current employees to exchange their eligible vested options originally granted on or after December 31, 1999, with an exercise price equal to or greater than CHF 60 for their choice of new options, restricted or phantom shares, or a 50/50 combination thereof. It also allows them to exchange their eligible vested options with an exercise price greater than CHF 30 and less than CHF 60 for restricted or phantom shares. The offer will be a value-for-value exchange under applicable accounting rules, which means that, on a grant-by-grant basis, the aggregate value of new options and/or restricted or phantom shares granted to each participant will be equal to the aggregate value of the participant’s eligible options surrendered in the offer.

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The option valuations will be based on the Black-Scholes option-pricing model, using assumptions that are consistent with the principles utilized for the preparation of Credit Suisse Group’s pro-forma option expense disclosures in the notes to the Credit Suisse Group’s annual consolidated financial statements. The exercise price of the new options issued in the offer will be 10% above the market price of Credit Suisse Group’s shares on the SWX Swiss Exchange on the valuation date (which is expected to be September 5, 2003), and the restricted and phantom shares issued in the offer will be granted at the market price of Credit Suisse Group's shares on the SWX Swiss Exchange on the valuation date. The new options will have a term of seven years, which is shorter than the original term of previously issued options. The new options and restricted or phantom shares issued in the exchange offer will be either unvested or blocked (i.e. subject to transfer restrictions) for one year.

In addition, Credit Suisse Group will introduce three-year vesting for all option awards granted in future compensation cycles. For future stock awards, Credit Suisse First Boston will also introduce three-year vesting in line with industry practice in investment banking, while Credit Suisse Financial Services and the Group Corporate Center will continue to vest stock awards at grant with a four-year blocking period.

The financial statement impact of these decisions will be to expense issued options at fair value as they vest over the three-year period, starting in 2004. For Credit Suisse First Boston stock awards starting in 2003, these awards will also be expensed as vested – beginning in 2004 – resulting in the deferred recognition of the related compensation cost.

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Inquiries

Credit Suisse Group, Media Relations         Telephone +41 1 333 8844

Credit Suisse Group, Investor Relations      Telephone +41 1 333 4570

Internet      www.credit-suisse.com

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with Private Banking and financial advisory services, banking products, and Pension and Insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an Investment Bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 72,500 staff worldwide. As of June 30, 2003, it reported assets under management of CHF 1,234.2 billion.

Credit Suisse Group ("CSG") has not commenced the exchange offer to which this communication pertains. Holders of CSG options are strongly advised to read the Schedule TO, the Offer to Exchange and other documents related to the exchange offer to be filed with the Securities and Exchange Commission when they become available because they will contain important information. Holders of CSG options may obtain copies of these documents for free, when available, at the Securities and Exchange Commission website at www.sec.gov or from CSG’s Human Resources department.

Cautionary Statement Regarding Forward-looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date August 5, 2003	By: /s/ David Frick
(Signature)*
Member of the Executive Board

/s/ Karin Rhomberg Hug
* Print the name and title of the signing officer under his signature.	Managing Director